Contact: James K. Schwartz
                                     Vice President Finance and
                                     Chief Financial Officer
                                     (316) 231-3390

FOR IMMEDIATE RELEASE

       NPC INTERNATIONAL ANNOUNCES SKIPPER'S CLOSURES
                 AND THIRD QUARTER EARNINGS

     PITTSBURG, Kansas, (January 27, 1995) - NPC
International, Inc. (NPCIA/NPCIB) today announced that it would take a charge against earnings of up to $35 million, or approximately $.85 per share after taxes, in its fourth quarter to reserve for costs associated with the closure of approximately 95 Skipper's locations. A final decision as to the locations to be closed is scheduled to be made prior to the end of the company's fiscal year. Due to this charge, the company expects its operating results and earnings per share for the fourth quarter and full fiscal year 1995 to be substantially below amounts generated in fiscal year 1994. The Company also announced earnings for the third quarter ended December 27, 1994.

     The board determined that its implementation of a product and service improvement and building renovation program were not having the desired effects of reversing falling sales at many Skipper's locations. According to management, the decline in sales, customer counts and operating income is attributable to, among other things, increased food product costs and the inability to pass through these costs to consumers. Additionally management cited that changing demographics in those areas where many of the Skipper's units are located and changing dietary considerations by its customers of fried products, which represents the majority of Skipper's sales, also negatively impacted Skipper's operations.

     Continued operating losses in the Skipper's division affected the company's third quarter earnings. Revenues for the fiscal quarter ended December 27, 1994, of $77,159,000 were down 7.4% from the $83,287,000 reported in the prior years' third quarter. Comparable sales in the Pizza Hut operations for the 13 weeks ended were down 5.1%. Comparable sales in Skipper's were off 6.8% while customer counts were down 6.0%. Comparable sales at Tony Roma's turned positive for the quarter, up 2.2%.

     Revenues for the 39 weeks ended December 27, 1994, of $240,088,000 were down 3.8% from the $249,488,000 reported for the similar 39 weeks in the prior fiscal year.

     Earnings for the recent fiscal quarter of $2,158,000, or $.09 per share, were down from the $2,740,000, or $.11 per share, reported in the similar quarter of the prior year. Net income for the 39 weeks ended December 27, 1994, of $8,868,000, or $.36 per share, was up from the $7,936,000, or $.32 per share, reported for the three fiscal quarters of the prior year.

     Gene Bicknell, Chairman stated, "This quarter's earnings were negatively impacted by the disappointing performance of our Skipper's division. That, coupled with softer sales at Pizza Hut, overshadowed the positive performance of Tony Roma's. We expect Pizza Hut's new marketing campaign, which began in January, will improve future earnings."

     Mitch Boyd, President and CEO said, "During the quarter, our Pizza Hut division implemented a new Pizza production system designed to give our customers a more consistently prepared pizza. While this process slightly increased costs, we believe Pizza Hut will benefit with more satisfied customers."

     Mr. Bicknell added, "The decision to close a number of Skipper's units was difficult but necessary. The closings will allow us to eliminate those units which would continue to adversely affect the company's future financial results and focus on those remaining Skipper's units which are profitable."

     The company also announced that James K. Schwartz, was appointed Executive Vice President, Chief Operating Officer of NPC International, Inc. A successor for Mr. Schwartz's position as Vice President Finance and Chief Financial
Officer will be named shortly.

     NPC International, Inc. is the world's largest Pizza Hut franchisee and operates 345 Pizza Hut restaurants and delivery kitchens in nine states. Additionally, the Company operates and franchises 197 Skipper's quick service seafood restaurants in 12 western states and British Columbia. Skipper's is the third largest quick service seafood chain in the nation. The Company also operates and franchises 171 Tony Roma's restaurants, the casual theme restaurant famous for ribs.

      The Company's stock is traded on the NASDAQ Market under the symbols "NPCIA/NPCIB."

                                  FINANCIAL RESULTS
                                    (Unaudited)

                              Fiscal Quarter                Three Fiscal
                                   Ended                   Quarters Ended
                           Dec. 27,     Dec. 28,       Dec. 27,      Dec. 28,
                              1994         1993           1994          1993

Net revenue             $77,159,000  $83,287,000   $240,088,000  $249,488,000

Net income               $2,158,000   $2,740,000     $8,868,000    $7,936,000

Earnings per share             $.09         $.11           $.36          $.32

Weighted average
 shares outstanding      24,545,988   25,083,088     24,847,608    25,186,218


For   more  information  contact  James  K.  Schwartz,  Vice
President   Finance   and  Chief  Financial   Officer,   NPC
International,  Inc., 720 W. 20th Street, Pittsburg,  Kansas
66762.  Telephone Number:  (316) 231-3390.

        *********************************************
                            95-01




                                                       DRAFT

                   NPC International, Inc.
         Condensed Consolidated Statements of Income
                         (Unaudited)



                              For the Thirteen          For the Thirty Nine
                                Weeks Ended                 Weeks Ended
                           Dec. 27,     Dec. 28,      Dec. 27,       Dec. 28,
                              1994         1993          1994           1993

Net sales               $75,610,000  $81,922,000   $235,839,000  $246,521,000
Franchise revenues        1,549,000    1,365,000      4,249,000     2,967,000
Total revenues           77,159,000   83,287,000    240,088,000   249,488,000

Cost of sales            22,894,000   24,174,000     69,815,000    73,466,000
                         54,265,000   59,113,000    170,273,000   176,022,000

Direct labor costs       22,287,000   23,945,000     68,721,000    72,257,000
Operating expenses       20,862,000   22,236,000     64,224,000    65,590,000
General and
administrative expenses   6,118,000    6,848,000     18,375,000    20,082,000
                         49,267,000   53,029,000    151,320,000   157,929,000
Operating income          4,998,000    6,084,000     18,953,000    18,093,000

Interest expense         (1,545,000)  (1,729,000)    (4,589,000)   (5,014,000)
Other income (expense)       71,000      136,000        104,000       (79,000)
Income before
 income taxes             3,524,000    4,491,000     14,468,000    13,000,000

Provision for
 income taxes             1,366,000    1,751,000      5,600,000     5,064,000
Net income               $2,158,000   $2,740,000     $8,868,000    $7,936,000

Earnings per share            $0.09        $0.11          $0.36         $0.32

Weighted average
shares outstanding       24,545,988   25,083,088     24,847,608    25,186,218



Note: Certain reclasses were made to prior year balances to conform to current year presentation.